LEGAL OPINION


Stewart & Stevenson Services, Inc.
Houston, Texas

As General Counsel of Stewart & Stevenson Services, Inc. (the "Company"), a Texas corporation, I have participated in the preparation and adoption of the Stewart & Stevenson 401(k) Savings Plan (the "Plan") and the preparation of a Registration Statement on Form S-8 (the "Registration Statement") with respect to 30,000 shares (the "Shares") of Common Stock, without par value, of the Company to be acquired by the Plan and of an indeterminate amount of interests (the "Interests") to be offered or sold pursuant to the Plan.

It is my opinion that (a) the Shares have been duly authorized and, when acquired by the Plan, the Shares will be validly issued, fully paid and nonassessable and (b) the interests in the Plan have been duly authorized and, when issued to the participants in the Plan, will be validly issued, fully paid and nonassessable.

/s/ Lawrence E. Wilson

Lawrence E. Wilson
Vice President & General Counsel
March 30, 1994